UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Partner Communications Company Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS0.01 per share

(Title of Class of Securities)

70211M109*

(CUSIP Number)

Adam Chesnoff

Saban Capital Group, Inc.

10100 Santa Monica Boulevard, Suite 2600

Los Angeles, CA 90067

(310) 557-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

David Eisman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, CA 90071

(213) 687-5381

October 13, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share, par value NIS0.01 per share. No CUSIP number has been assigned to the Ordinary Shares.

CUSIP No. 70211M109	Page 2 of 11

1	NAME OF REPORTING PERSON: S.B. Israel Telecom Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.52%*
14	TYPE OF REPORTING PERSON: CO

*	Based on 157,421,786 Ordinary Shares outstanding as of August 31, 2015.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 2 of 11 Pages)

CUSIP No. 70211M109	Page 3 of 11

1	NAME OF REPORTING PERSON: SCG Communication Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.52%*
14	TYPE OF REPORTING PERSON: HC

*	Based on 157,421,786 Ordinary Shares outstanding as of August 31, 2015.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 3 of 11 Pages)

CUSIP No. 70211M109	Page 4 of 11

1	NAME OF REPORTING PERSON: HSAC Investments LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.52%*
14	TYPE OF REPORTING PERSON: HC

*	Based on 157,421,786 Ordinary Shares outstanding as of August 31, 2015.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 4 of 11 Pages)

CUSIP No. 70211M109	Page 5 of 11

1	NAME OF REPORTING PERSON: Saban Capital Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.52%*
14	TYPE OF REPORTING PERSON: CO

*	Based on 157,421,786 Ordinary Shares outstanding as of August 31, 2015.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 5 of 11 Pages)

CUSIP No. 70211M109	Page 6 of 11

1	NAME OF REPORTING PERSON: SCG Investment Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.52%*
14	TYPE OF REPORTING PERSON: HC

*	Based on 157,421,786 Ordinary Shares outstanding as of August 31, 2015.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 6 of 11 Pages)

CUSIP No. 70211M109	Page 7 of 11

1	NAME OF REPORTING PERSON: Alpha Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.52%*
14	TYPE OF REPORTING PERSON: OO

*	Based on 157,421,786 Ordinary Shares outstanding as of August 31, 2015.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 7 of 11 Pages)

CUSIP No. 70211M109	Page 8 of 11

1	NAME OF REPORTING PERSON: Haim Saban
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States; Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.52%*
14	TYPE OF REPORTING PERSON: IN

*	Based on 157,421,786 Ordinary Shares outstanding as of August 31, 2015.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 8 of 11 Pages)

CUSIP No. 70211M109	Page 9 of 11

1	NAME OF REPORTING PERSON: Cheryl Saban
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.52%*
14	TYPE OF REPORTING PERSON: IN

*	Based on 157,421,786 Ordinary Shares outstanding as of August 31, 2015.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 9 of 11 Pages)

The statement on Schedule 13D filed on February 8, 2013, relating to ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Partner Communications Company Ltd., a company organized under the laws of the State of Israel (the “Issuer”), (the “Schedule 13D” or the “Original Filing”), the amendment dated October 17, 2013 (“First Amendment”), and the amendment dated December 23, 2013 (the “Second Amendment”) and the amendment filed on May 20, 2014 (the “Third Amendment”, are hereby amended as set forth below by this Amendment No. 4 (this “Amendment”). This Amendment supplements and amends the Original Filing, the First Amendment, the Second Amendment and the Third Amendment to the extent specified herein. Capitalized terms used but not defined in this Amendment shall have the meaning given to them in the Original Filing.

This Amendment is being filed jointly by the Reporting Persons. The agreement among the Reporting Persons relating to the joint filing of this Amendment is attached as Exhibit 99.1 to the Original Filing.

Item 4 of Schedule 13D is amended by adding the following paragraph at the end of Item 4:

On September 24, 2015 the appointed receiver over Scaliex shares, Adv. Adi Fighel, sent a letter to Issuer notifying of a sale of shares in Issuer. Based on that letter and other public information, such sale appeared to bring the holdings of Scailex and its affiliates to below 5% of Issuer’s share capital.

Thereafter, on September 30, 2015, a letter was sent on behalf of S.B. Israel to Scailex setting forth S.B. Israel’s belief that the aggregate holdings of Scailex and its affiliates in the share capital of Issuer had fallen below 5%. The letter requested that Scailex provide to S.B. Israel clarifying information regarding the holdings of Scailex and its affiliates in the share capital of Issuer no later than October 7, 2015.

After hearing no response to the September 30, 2015 letter from Scailex or its representatives, on October 13, 2015, a second letter was sent on behalf of S.B. Israel to Scailex notifying Scailex that in light of the fact that Scailex’s and its affiliates’ holdings of Issuer’s share capital decreased to less than 5%, the circumstances exist according to which the shareholders agreement between S.B. Israel Telecom and Scailex dated January 29, 2013 (the “Shareholders Agreement”) has automatically terminated by its terms.

As of the date of this Amendment, S.B. Israel has not received any response from Scailex or its representatives to the September 30, 2015 and October 13, 2015 letters. Accordingly, S.B. Israel considers the Shareholders Agreement as having automatically terminated by its terms.

Item 6 of Schedule 13D is amended by adding the following paragraph at the end of subsection entitled “Shareholders’ Agreement” under Item 6:

On September 24, 2015 the appointed receiver over Scaliex shares, Adv. Adi Fighel, sent a letter to Issuer notifying of a sale of shares in Issuer. Based on that letter and other public information, such sale appeared to bring the holdings of Scailex and its affiliates to below 5% of Issuer’s share capital.

Thereafter, on September 30, 2015, a letter was sent on behalf of S.B. Israel to Scailex setting forth S.B. Israel’s belief that the aggregate holdings of Scailex and its affiliates in the share capital of Issuer had fallen below 5%. The letter requested that Scailex provide to S.B. Israel clarifying information regarding the holdings of Scailex and its affiliates in the share capital of Issuer no later than October 7, 2015.

After hearing no response to the September 30, 2015 letter from Scailex or its representatives, on October 13, 2015, a second letter was sent on behalf of S.B. Israel to Scailex notifying Scailex that in light of the fact that Scailex’s and its affiliates’ holdings of Issuer’s share capital decreased to less than 5%, the circumstances exist according to which the shareholders agreement between S.B. Israel Telecom and Scailex dated January 29, 2013 (the “Shareholders Agreement”) has automatically terminated by its terms.

As of the date of this Amendment, S.B. Israel has not received any response from Scailex or its representatives to the September 30, 2015 and October 13, 2015 letters. Accordingly, S.B. Israel considers the Shareholders Agreement as having automatically terminated by its terms.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1*	Joint Filing Agreement, dated as of February 8, 2013, among the Reporting Persons.

Exhibit 99.2*	Assumption Agreement, dated as of November 30, 2012, by and between S.B. Israel Telecom Ltd. and Advent Investments Pte. Ltd.

Exhibit 99.3*	Amended and Restated Terms and Conditions of the Notes

Exhibit 99.4*	Share Purchase Agreement, dated as of November 30, 2012, by and between Scailex Corporation Ltd. and S.B. Israel Telecom Ltd.

Exhibit 99.5*	Share Purchase Agreement, dated as of January 23, 2013, by and between Leumi Partners Ltd. and S.B. Israel Telecom Ltd.

Exhibit 99.6*	Shareholders’ Agreement, dated as of January 29, 2013, by and between Scailex Corporation Ltd. and S.B. Israel Telecom Ltd.

Exhibit 99.7*	Registration Rights Agreement dated as of October 17, 2013, by and between S.B. Israel Telecom Ltd. and Partner Communications Company Ltd.

* previously filed

(Page 10 of 11 Pages)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 19, 2015

S.B. ISRAEL TELECOM LTD.

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	Director

SCG COMMUNICATION VENTURES LLC

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	Managing Director

HSAC INVESTMENTS LP

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	President and Chief Operating Officer of Saban Capital Group, Inc., the general partner of HSAC Investments LP

SABAN CAPITAL GROUP, INC.

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	President and Chief Operating Officer

SCG INVESTMENT HOLDINGS, INC.

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	President and Chief Operating Officer

ALPHA FAMILY TRUST

By:	/s/ Haim Saban
Name:	Haim Saban
Title:	Co-Trustee

HAIM SABAN

/s/ Haim Saban

CHERYL SABAN

/s/ Cheryl Saban

(Page 11 of 11 Pages)